Mail Stop 03-06


								June 29, 2005


Douglas Cowan
Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, Texas  75068


	Re:	Retractable Technologies, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 31, 2005
		File No. 001-16465

Dear Mr. Cowan:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant